Exhibit 99.1

VANC Pharmaceuticals Appoints New CFO and Director

December 3, 2014 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”) is pleased to announce that Mr. Aman Parmar has joined the Company as Chief Financial Officer (“CFO”) and Director. Mr. Parmar joins the Company as a key part of its growth plan to launch into the Canadian generic drug market in 2015.

Mr. Parmar’s corporate experience includes ten years working with both public and private companies in the Health Care, Resource, Manufacturing and Real Estate sectors. For the past two years, he has been the CFO of a Vancouver based real estate development company focused on multi-family housing throughout the Lower Mainland. Mr. Parmar has raised capital and has been directly involved in structuring financings either through public offerings and/or bank debt for both public and private companies. He obtained a Chartered Accountant designation in 2012 and holds a Bachelor of Technology in Accounting from the British Columbia Institute of Technology.

“I look forward to working with the team at VANC Pharmaceuticals and am impressed by how far they have progressed with limited capital,” said Mr. Parmar. “Capital efficiency and creating shareholder value will be my primary focus at VANC.”

Mr. Jamie Lewin has resigned as Director and CFO of the Company and the Management and Directors would like to thank him for his efforts.

On behalf of:

VANC Pharmaceuticals Inc.

Arun Nayyar,

President and CEO

anayyar@vancpharm.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.